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EXHIBIT 99.24
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Contact:          Jerry B. Hook, Ph.D.
                  President & Chief Executive Officer
                  Sparta Pharmaceuticals, Inc.
                  (215) 442-1700, Ext. 205

FOR IMMEDIATE RELEASE


  Sparta Pharmaceuticals, Inc. Announces Patent Approval From The United States
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                          Patent and Trademark Office
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         Horsham, PA, February 23, 1998, Sparta Pharmaceuticals, Inc. (NASDAQ:
SPTA, SPTAU, SPTAW, SPTAZ AND SPTAL) announced that the United States Patent and Trademark Office has granted United States Patent #5,703,130 submitted by Drs. Rui Han and Zong-Ru Guo of the Institute of Materia Medica, Chinese Academy of Medical Sciences, Beijing, China. The patent, "Chalcone Retinoids and Methods of Use of Same" is the first United States patent to be granted through Sparta's collaboration with the Institute of Materia Medica. Dr. Han is a Special Consultant to the Company. He has created this new series of retinoids supported by a grant from Sparta. The Company has an exclusive, world-wide license, excluding China, to this patent.

The Company believes the new retinoid compounds, covered under this patent and others expected in the near future, could be a significant force in the treatment of cancer and precancerous cells, as well as a variety of other diseases. Retinoids are a class of compounds related to Vitamin A that have shown promise in treating a variety of disorders including skin lesions, cancer and diabetes. Sparta currently has RII Retinamide, the lead compound in an earlier series of retinoids, in a Phase I/II clinical trial. RII offers hope for treatment of Myelodysplastic Syndrome (MDS), a bone marrow disease which has no approved drug treatment.

According to Dr. Jerry B. Hook, Sparta's President and Chief Executive Officer, "Sparta's retinoid program is focused on discovery and development of more effective compounds with fewer side effects. This patent is the first of several we expect in the near future. Recently, retinoids have generated intense scientific interest. The possibility that they may be effective in a wide variety of diseases is increasingly being recognized. These compounds from our collaborators in China represent a great opportunity for Sparta."

This press release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are made based on management's current expectations and beliefs, and actual results may vary from those currently anticipated based upon a number of factors, including uncertainties inherent in the drug development process, including clinical trials. The Company undertakes no obligation to release publicly any revisions which may be made to reflect events or circumstances after the date hereof.

Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including cancer, cardiovascular disorders, chronic metabolic diseases and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or targeting of previously tested, and in some cases marketed, drugs. Sparta's portfolio of compounds in development includes four potential oncology products and one for the treatment of Type II diabetes in clinical trials and an emerging platform technology in recombinant and small molecule protease inhibitors.
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